United States securities and exchange commission logo





                             September 21, 2023

       Laura Moon
       Chief Accounting Officer
       Piedmont Office Realty Trust, Inc.
       5565 Glenridge Connector, Ste. 450
       Atlanta, GA 30342

                                                        Re: Piedmont Office
Realty Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-34626

       Dear Laura Moon:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Goodwill, page F-13

   1. We note that you recognized a $16 million goodwill impairment attributable to the
                                                        Washington,
D.C./Northern Virginia reporting unit. Please expand your disclosure in future filings to
include a description of the facts and circumstances leading to the impairment in
accordance with ASC 350-20-50-2. We note the explanation on page 36 that the impairment
loss was due to the decline of the stock market and your stock price, but it is unclear how
that factor solely impacted the Washington, D.C./Northern Virginia reporting unit.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Laura Moon
Piedmont Office Realty Trust, Inc.
September 21, 2023
Page 2

       You may contact Paul Cline at 202-551-3851 or Kristi Marrone at 202-551-3429 with any questions.



FirstName LastNameLaura Moon                            Sincerely,
Comapany NamePiedmont Office Realty Trust, Inc.
                                                        Division of Corporation
Finance
September 21, 2023 Page 2                               Office of Real Estate &
Construction
FirstName LastName